UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55923

Resource Apartment REIT III, Inc.

(Revolution III Merger Sub, LLC, as successor by merger to Resource Apartment REIT III, Inc.)

(Exact name of registrant as specified in its charter)

c/o Resource REIT, Inc.

1845 Walnut Street, 17th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

Class T Common Stock, $0.01 par value per share

Class I Common Stock, $0.01 par value per share

Class R Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

* Pursuant to the Agreement and Plan of Merger, dated as of September 8, 2020, by and among Resource Apartment REIT III, Inc. (the “Company”), Resource Apartment OP III, LP, RRE Opportunity OP II, LP, Resource REIT, Inc. (f/k/a Resource Real Estate Opportunity REIT II, Inc.) (“Resource REIT”) and Revolution III Merger Sub, LLC, a wholly owned subsidiary of Resource REIT (“Merger Sub”), the Company merged with and into Merger Sub on January 28, 2021, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REVOLUTION III MERGER SUB, LLC (as successor by merger to Resource Apartment REIT III, Inc.)

	By:	RESOURCE REIT, INC., a Maryland corporation, its sole general partner

DATE: February 8, 2021	By:	/s/ Alan F. Feldman
Name: Alan F. Feldman
Title: Chief Executive Officer and President